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                                                          Filed by Tesmark, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                  Subject Company: Tesmark, Inc.
                                                  Commission File No.  000-30448

                                                                   June 29, 2000


FOR IMMEDIATE RELEASE

          Tesmark, Inc. to Acquire Common Stock of Interactive Engine, Inc.


LAS VEGAS, NEVADA, June 28, 2000 - Tesmark, Inc. ("Tesmark") has signed a Letter of Intent to acquire Interactive Engine, Inc. ("Interactive Engine") as a wholly-owned subsidiary. Tesmark will issue 3,000,000 restricted shares of its common stock to Interactive Engine shareholders in payment for their shares. The Company's name will remain unchanged.

The final form of the Acquisition Agreement will be subject to approval by the Boards of Directors of both companies. The agreement will be conditioned upon the completion of a financial audit of Interactive Engine by independent accountants.


ABOUT TESMARK

Tesmark, Inc. is a development stage company whose business plan is to seek and acquire or combine with one or more operating businesses. The acquisition of Interactive Engine, if and when consummated, will mark the commencement of business operations for Tesmark. The company's securities are not currently listed on any exchange. The company will apply to have its common stock listed on the OTC Bulletin Board, but cannot predict when, if ever, its stock will be listed for trading.


ABOUT INTERACTIVE ENGINE

Interactive Engine, Inc. is a unique, leading edge on-site and Internet based marketing company. Their mission is to develop highly effective "decision point" marketing solutions for businesses that want to more effectively market their products and services. The company is initially targeting the $495 billion U. S. travel industry, employing proprietary multi-media presentation software on both Internet-based and touch-screen interactive kiosk platforms.


FORWARD LOOKING STATEMENTS

The foregoing paragraphs include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements concerning the intent to consummate an acquisition of an operating business, and the intention to attempt to develop a public trading market in the Company's securities. These statements are subject to risks and uncertainties. Actual results may differ materially from those described in such statements as a result of a number of factors. These factors include but are not limited to the ability of Interactive Engine to complete a financial audit, the approval of the final form of the agreement by the Boards of Directors of both companies, and ability of Tesmark to arrange for a NASD member firm to submit the company's application for listing on the OTC Bulletin Board.


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ADDITIONAL INFORMATION

Tesmark plans to file with the Securities and Exchange Commission a Current Report on Form 8-K upon any eventual consummation of the acquisition described above. In addition, Tesmark filed a registration statement under the Securities Exchange Act of 1934, and files annual, quarterly and special reports, proxy statements, and other reports, all of which can be reviewed and copied at the Securities and Exchange Commission's public reference room, 450 Fifth Street N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-732-0330 for further information on the public reference rooms. Also, our filings can be viewed free of charge on the SEC's "E.D.G.A.R." website, http://www.sec.gov/edgarhp.htm, or on a number of commercially-sponsored E.D.G.A.R. websites. Some commercial sites may charge a fee for viewing E.D.G.A.R. filings.

You may obtain information directly from the Company by contacting:

Floyd Robertson, President
Tesmark, Inc.
2921 N. Tenaya Way, Suite 216
Las Vegas, NV  89128
(702) 947-4877